Exhibit 99.1

Annual and Special Meeting of Holders of
Common Shares of
TransCanada Corporation (“TransCanada”)

April 26, 2013

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

1. Election of Directors

By resolution passed via ballot, the following 10 nominees were appointed as Directors of TransCanada to serve until the next annual meeting of shareholders of TransCanada, or until their successors are elected or appointed.  The results of the ballot were as follows:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Kevin E. Benson	348,220,437	99.63	1,306,858	0.37
Derek H. Burney	334,578,037	95.72	14,950,924	4.28
Paule Gauthier	334,512,519	95.70	15,020,572	4.30
Russell K. Girling	348,188,273	99.62	1,345,021	0.38
S. Barry Jackson	346,723,013	99.20	2,805,949	0.80
Paula Rosput Reynolds	345,954,918	98.98	3,578,172	1.02
Mary Pat Salomone	347,948,642	99.55	1,584,710	0.45
W. Thomas Stephens	334,468,150	95.69	15,060,812	4.31
D. Michael G. Stewart	348,644,121	99.75	884,841	0.25
Richard E. Waugh	347,889,485	99.53	1,643,605	0.47

2. Appointment of Auditors

By a resolution passed via show of hands, KPMG LLP, Chartered Accountants, were appointed as auditors of TransCanada to hold office until the next annual meeting of shareholders and the directors were authorized to fix their remuneration. Proxies were received on this matter as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
351,193,123	96.48	12,822,436	3.52

3. Amendments and Reconfirmation of Stock Option Plan

By resolution passed via ballot, TransCanada’s Stock Option Plan was reconfirmed and amendments thereto were approved. The results of the ballot were as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
296,719,247	84.88	52,843,310	15.12

4. Approval and Reconfirmation of Shareholder Rights Plan

By resolution passed via ballot, the reconfirmation and amendment of TransCanada’s Shareholder Rights Plan was approved. The results of the ballot were as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
338,511,878	96.84	11,051,445	3.16

5. Acceptance of Company’s Approach to Executive Compensation

By resolution passed via ballot, on an advisory basis, the Company’s approach to Executive Compensation was approved. The results of the ballot were as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
323,935,712	92.67	25,622,646	7.33